UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 13, 2006**

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

_____

Illinois	**000-50316**	**36-3596839**
(State or other jurisdiction	(Commission file number)	(I.R.S. employer
of incorporation)		identification no.)

c/o Dearborn Capital Management, L.L.C.　　　　　　　　**60661**
555 West Jackson Blvd., Suite 600　　　　　　　　(Zip Code)
Chicago, Illinois
(Address of principal executive offices)

Registrant's telephone number, including area code: **(312) 756-4450**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

[ ]　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]　　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]　　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]　　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. <u>Regulation FD Disclosure</u>.

Attached as Exhibit 99.1 is a copy of the Weekly Commentary for the week ended January 13, 2006 of Grant Park Futures Fund Limited Partnership, which is incorporated herein by reference.

Note: the information in this report (including the exhibit) is furnished pursuant to Item 7.01 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. This report will not be deemed a determination or an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2006   **GRANT PARK FUTURES FUND LIMITED PARTNERSHIP**

                                         By: Dearborn Capital Management, L.L.C.
                                              its General Partner

                                   By: /s/ David M. Kavanagh

                                              David M. Kavanagh
                                              President

INDEX TO EXHIBITS

<u>Exhibit</u>

99.1   Weekly Commentary for the Week Ended January 13, 2006

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